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                            November 25, 2022

       Chee Hui Law
       Chief Financial Officer
       CCSC Technology International Holdings Ltd
       1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St
       Fotan, Shatin, Hong Kong

                                                        Re: CCSC Technology
International Holdings Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted October
31, 2022
                                                            CIK No. 0001931717

       Dear Chee Hui Law:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. We note your responses to comments 2 and 4 and reissue. We asked you to state whether any transfers,
dividends or distributions have been made between the holding company, its subsidiaries and
consolidated entities. Your response to comment 4 states a
                                                        subsidiary of the
company paid a dividend of $3.37 million to its shareholders. Please clarify and/or revise
your disclosures throughout the cover page, prospectus summary and the remainder of the
registration statement to disclose this dividend and any other applicable transfers,
dividends or distributions.

                                                        You may contact Charles
Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
 Chee Hui Law
CCSC Technology International Holdings Ltd
November 25, 2022
Page 2

you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameChee Hui Law                      Sincerely,
Comapany NameCCSC Technology International Holdings Ltd
                                                    Division of Corporation
Finance
November 25, 2022 Page 2                            Office of Manufacturing
FirstName LastName